SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MATERIAL FACT

Eletrobras Business and Management Master Plan 2013-2017

We hereby announce to shareholders and the market in general that the Board of Directors of Eletrobras, in its 03.27.2013 meeting, approved the Eletrobras Business and Management Master Plan for the period 2013 to 2017.

The master plan includes the strategic realignment of Eletrobras, establishing conditions for managing and obtaining revenue through the optimization of expenditures, synergies inherent to the integrated activities of the Eletrobras companies, corporate and organizational restructuring, improvements in management processes and a strict focus on expansion, which provides investments and better performance for the company.

For the generation and transmission businesses, considering the proposed timeframe of the Plan, the participation of Eletrobras will leverage approximately 23,700 Megawatts of power and 12 thousand kilometers of transmission lines which will be incorporated into the National Interconnected System, maintaining the Company’s leading position in the energy market.

Regarding the expansion and improvement of the electrical systems, investments of approximately R$ 52.4 billion are planned for the 2013 - 2017 period in generation, transmission and distribution. Of this total, R$ 32.1 billion are committed to projects already contracted and R$ 20.3 billion with new projects.

The Master Plan is structured in three axis:

•         sustainable expansion;

•         improved operational efficiency, with emphasis on the quality of the electrical systems and the optimization of current expenditures; and

•         restructuring of the business model, governance and management.

The axis consist of strategic guidelines with unfolding in a critical project portfolio, of short and medium term, focused on the business and management of the Eletrobras companies.

The Executive Board of Directors of Eletrobras established measures, in line with the strategic plan, namely:

-        budget contingency of materials, services and other expenses, of 20% for all Eletrobras companies, in 2013. This measure, along with others under preparation, will boost a cost reduction of 30% over the next three years;

-         conclusion, in 90 days, of studies of alternatives to the restructuring of the Distribution business;

-         immediate creation of the Eletrobras Executive Committee for supervision and monitoring of the Angra 3 project;

-        creation, in 90 days, of a Special Purpose Company  Eletrobras Corrente Contínua Transmissora de Energia for unification and integration of the activities of operation and maintenance of the transmission system of the Madeira project;

-        creation at the parent company level of an entity for the centralized management of regulatory subjects;

-       restructuring of the corporate, organizational, governance and management  business model, hiring, for this pupose, specialized consultants to support studies and subsequent implementation  of this model;

MATERIAL FACT

One of the most important initiatives of the Plan, the Restructuring of the business model, will have the strategic orientation and periodic of the Company’s Board of Directors.

The Business and Management Master Plan brings a clear potential of fast changes which will lead to the construction of a new level of integration, profitability and sustainability for the Eletrobras System.

Rio de Janeiro, March 27, 2013.

Armando Casado de Araujo

            Chief Financial and Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.